AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee is appointed by the Board of Directors of Silver Standard Resources Inc. (“Silver Standard”) to assist the Board in monitoring:

(1)	the integrity of the financial statements of Silver Standard,

(2)	the independent auditor’s qualifications and independence,

(3)	the performance of Silver Standard’s internal audit function and independent auditors, and

(4)	the compliance by Silver Standard with legal and regulatory requirements.

Committee Membership

The members of the Committee shall be appointed by the Board of Directors.  The Committee shall be composed of not less than three members of the Board. Each member shall be “independent” in accordance with applicable law, including the rules and regulations of the Securities and Exchange Commission, the rules of the Nasdaq Stock Market and instruments of the Canadian Securities Administrators (see Appendix A for definitions of independence).  All of the members of the Audit Committee shall also meet the experience requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations of the Securities and Exchange Commission.  At least one member of the Audit Committee shall be a financial expert as defined by the Securities and Exchange Commission, unless otherwise determined by the Board.

The Chair of the Committee shall be designated by the Board of Directors.  Committee members serve at the pleasure of the Board, and Committee members may be replaced by the Board.

Meetings

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly, unless otherwise determined by the Board.

Meetings may be with representatives of the independent auditors, and appropriate members of management, all either individually or collectively as may be required by the Audit Committee.

The independent auditors will have direct access to the Audit Committee at their own initiative.

March 2010 – v.3

The Audit Committee will report periodically the Audit Committee’s findings and recommendations to the Board of Directors.

Audit Committee Authority and Responsibilities

Responsibilities and powers of the Audit Committee include:

•	Annual review and revision of this Charter as necessary with the approval of the Board of Directors.

•
Determining, as a committee of the Board of Directors, the selection, the appointment, evaluation, fees and, if necessary, the replacement of the independent auditors, subject to the approval of the shareholders of Silver Standard.

•	Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit Committee.

•
Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Audit Committee and the Board, as representatives of the shareholders to whom the auditors are ultimately responsible.

•
Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and Silver Standard and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

•
Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

o	bookkeeping or other services related to the accounting records or financial statements of Silver Standard;

o	financial information systems design and implementation;

o	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

March 2010 – v.3

o	actuarial services;

o	internal audit outsourcing services;

o	management functions or human resources;

o	broker or dealer, investment adviser or investment banking services;

o	legal services and expert services unrelated to the audit; and

o	any other services which the Public Company Accounting Oversight Board and Canadian Public Accountability Board determine to be impermissible.

•
Preapproving any permissible non-audit engagements of the independent auditors, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) (see Appendix B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit.

•	Meeting with the auditors and financial management of Silver Standard to review the scope of the proposed audit for the current year, and the audit procedures to be used.

•	Reviewing with management and the independent auditors:

o
Silver Standard’s annual financial statements and related footnotes, management’s discussion and analysis and the annual information form, for the purpose of recommending approval by the Board of Directors prior to its release, and ensuring that:

▪	management has reviewed the audited financial statements with the Audit Committee, including significant judgments affecting the financial statements;

▪	the members of the Audit Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Audit Committee;

▪
the Audit Committee has received the assurance of both financial management and the independent auditors that Silver Standard’s financial statements are fairly presented in conformity with Canadian generally accepted accounting standards (“GAAP”) in all material respects, including a reconciliation of significant measurement differences between Canadian and United States GAAP;

March 2010 – v.3

o	Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit; and

o	Other matters related to the conduct of the audit that are to be communicated to the Audit Committee under generally accepted auditing standards.

•	Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of Silver Standard.

•
Establishing procedures: (i) for receiving, handling and retaining of complaints received by Silver Standard regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•	Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.

•
Making inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Silver Standard.

•	Assessing the overall process for identifying principal business, political, financial and control risks and providing its views on the effectiveness of this process to the Board.

•
Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of Silver Standard’s management of principal business risks, is complete and fairly presented.

•	Reviewing of confirmation of compliance with Silver Standard’s policies on internal controls, conflicts of interests, ethics, foreign corrupt practice, etc.

•
Reviewing with financial management and, to the extent it deems necessary or appropriate, the independent auditors interim financial information for the purpose of recommending approval by the Board of Directors prior to its release.

March 2010 – v.3

•
At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

•	Setting clear hiring policies for employees or former employees of the independent auditors.

•
Ensuring the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

•	Engaging independent counsel and other advisors if the Audit Committee determines such advisors are necessary to assist the Audit Committee in carrying out its duties.

•
Reporting annually to the shareholders in Silver Standard’s Management Information Circular prepared for the annual and general meeting of shareholders on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

•
Discussing with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding Silver Standard’s financial statements or accounting policies.

March 2010 – v.3

Appendix A

Independence

The members of the Audit Committee must be independent of Silver Standard as defined in Section 10A(m)(3) of the Securities Exchange Act of 1934, Nasdaq Listing Rule 45605(a)(2) and Sections 1.4 and 1.5 of National Instrument 52-110 of the Canadian Securities Administrators.

Section 10A(m)(3) of the Securities Exchange Act of 1934.

In order to be considered to be independent (as defined in Section 10A(m)(3) of the Securities Exchange Act of 1934) for purposes of this Charter, a member of the Committee may not, other than in his or her capacity as a member of the Committee, the board of directors, or any other board committee:

(a)	accept directly or indirectly any consulting, advisory, or other compensatory fee from Silver Standard or any of its subsidiaries; or

(b)	be an affiliated person of Silver Standard or any of its subsidiaries.

In this Appendix A:

(a)
the term affiliate of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(b)	a person will be deemed not to be in control of a specified person for purposes of this section if the person:

(i)	is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and

(ii)	not an executive officer of the specified person.

(c)	The following persons will be deemed to be affiliates:

(i)	an executive officer of an affiliate;

(ii)	a director who also is an employee of an affiliate;

(iii)	a general partner of an affiliate; and

(iv)	a managing member of an affiliate.

March 2010 – v.3

(d)
The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

(e)
The term indirect acceptance by a member of the Committee of any consulting, advisory or other compensatory fee includes acceptance of such a fee by a spouse, a minor child or stepchild or a child or stepchild sharing a home with the member or by an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to Silver Standard or any of its subsidiaries.

Nasdaq Listing Rule 5605(a)(2)

5605 (a) Definitions

The Rule's reference to the "Company" includes any parent or subsidiary of the Company.

(2) “Independent director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship, which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  For purposes of this rule, "Family Member" means a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home. The following persons shall not be considered independent:

(A)	a director who is, or at any time during the past three years was, employed by the company or by any parent or subsidiary of the company;

(B)
a director who accepted or who has a Family Member who accepted any compensation  from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

March 2010 – v.3

(i)	compensation for board or board committee service;

(ii)	compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(iii)	benefits under a tax-qualified retirement plan, or non-discretionary compensation.

Provided, however, that in addition to the requirements contained in this paragraph (B), audit committee members are also subject to additional, more stringent requirements under Rule 5605(c)(2).

(C)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company as an Executive Officer;

(D)
a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i)	payments arising solely from investments in the Company’s securities; or

(ii)	payments under non-discretionary charitable contribution matching programs.

(E)
a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(F)
a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

March 2010 – v.3

National Instrument 52-110 of the Canadian Securities Administrators

1.4 Meaning of Independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)
For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer's internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer's internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

March 2010 – v.3

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)
For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)
the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

March 2010 – v.3

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5 Additional Independence Requirements

(1)	Despite any determination made under section 1.4, an individual who

(a)
accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

March 2010 – v.3

(3)
For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.”

March 2010 – v.3